  Exhibit 99.1

CORDOVACANN ANNOUNCES CLOSING OF $3.6M EQUITY FINANCING

TORONTO, ONTARIO, June 14, 2018 – CordovaCann Corp. (OTCQB:LVRLF) (“CordovaCann” or the “Company”), a leading cannabis-focused consumer products company, is pleased to announce the closing of a non-brokered private placement financing (the “Offering”), pursuant to which the Company issued 2,390,800 common shares at a price of $1.50 USD per share that yielded aggregate gross proceeds of $3,586,196 USD. The proceeds of the Offering are expected to be used for the purchase of the remaining membership interest in the Company’s Oregon-based assets and the buildout of an expected Nevada-based facility, as well as general corporate purposes and working capital needs.

CordovaCann expects to contribute an additional $1,050,000 USD to acquire the remaining 72.5% membership interest in the Oregon-based assets, which is currently going through a facility expansion increasing the cultivation area from 3,500 square feet to 39,000 square feet. The facility upgrades, with completion targeted for Q4 2018, stand to advance CordovaCann’s assets to support capturing more of Oregon’s cannabis market. In addition, the Company also expects to support the buildout of a Nevada-based processing facility, which will include an extraction lab outfitted to support the production of branded cannabis products.

Mr. Taz Turner, CordovaCann’s Chairman & CEO noted, “The completion of the most recent financing round will significantly increase the Company’s ownership of cultivation and processing assets required to meet the growing demand in key markets for CordovaCann. These investments will further our multi-jurisdictional approach to consolidating U.S. based assets as we continue to build a leading cannabis company.”

The common shares sold under the Offering are subject to a four month hold period which, under applicable Canadian securities laws, expires on October 13, 2018, and such further restrictions as may apply under foreign securities laws.

The securities issued in connection with the Offering have not been registered under the Securities Act of 1933, as amended, or any state securities laws and they may not be offered or sold in the United States absent of registration or an applicable exemption from registration requirements. This press release does not constitute a solicitation or offering to purchase common shares or any other securities of the Company. All references to dollar amounts in this press release are in United States Dollars unless stated otherwise.

To be added to the Company’s distribution list, please email cordova@kcsa.com with “Cordova” in the subject line.

About CordovaCann Corp.

CordovaCann Corp. (formerly LiveReel Media Corp.) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

Note: This press release contains "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or that the company will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the company's ability to retain key management and employees; intense competition and the company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filing on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

The press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Company securities in any state in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Contact:
Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
cordova@kcsa.com
(212) 896-1233